National Health Investors, Inc.

NYSE: NHI

Annual Shareholder Presentation – May 1, 2009

A platform for growth



SAFE HARBOR STATEMENT

These slides accompany an oral presentation by National Health Investors, Inc., which contains forward-looking statements that are based on current expectations, estimates, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. While we may elect to update these forward-looking statements at some point in the future, we disclaim any obligation to do so, even if our estimates or assumptions change. In light of these and other uncertainties, the inclusion of a forward-looking statement in this presentation should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements. Factors which could cause our actual results to be materially different from those expressed in or implied by the forward-looking statements we make are set forth under the caption "Risk Factors" in our Annual Report on Form 10-K, and in our other reports filed with the Securities and Exchange Commission. In this presentation we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.



GEOGRAPHIC DIVERSIFICATION

123 Properties in 17 States



ID 2
AZ 5
KS 6
MO 9
IL 1
TX 10
KY 3
TN 28
AL 2
GA 6
SC 4
FL 30
VA 8
PA 1
NJ 1
NH 3
MA 4

PORTFOLIO REVENUE BY FACILITY TYPE - 2008

Dev. Disabled, 0.62%

Medical Office Buildings, 2.66%

Hospitals, 4.86%

Assisted Living, 11.85%

Retirement Centers, 2.86%

Nursing Centers, 77.15%



PORTFOLIO BY INVESTMENT TYPE - 2008 *(NBV)*

	2002	2003	2004	2005	2006	2007 (1)	2008
Leases	57%	64%	71%	69%	72%	57%	62%
Mortgages	43%	36%	29%	31%	28%	43%	38%

■ **Leases**

■ **Mortgages**

(1) Reflects recording of notes receivable from ElderTrust
and SeniorTrust totaling $66.8 million



CAPITALIZATION

(millions)

	12/31/06	12/31/07	12/31/08
Long-Term Debt	$ 113.5	$ 9.5	$ 4.0
Equity	431.7	446.1	429.6
Total Capitalization	$ 545.2	$ 455.6	$ 433.6
Debt/Total Capitalization (1)	20.8%	2.1%	0.9%

(1) Long-term debt divided by total capitalization



PROFITS AND DIVIDENDS

(000's except per share)

Fiscal Year Ended	12/31/06	12/31/07	12/31/08
Revenue, Interest and Other	$ 73,983	$ 75,654	$ 69,492
Operating Expenses	< 22,817 >	< 20,851 >	< 14,041 >
Other Income*	18,062	41,632	2,059
Net Income	$ 69,228	$ 96,435	$ 57,510
FFO per Share – Basic	$ 2.68	$ 3.43	$ 2.35
Dividend per Share	$ 2.37	$ 2.85	$ 2.42
Dividend Payout Ratio (1)	88.4%	83.1%	116%
EBITDA/Interest expense coverage	10.6	23.7	215.5

* Includes income from discontinued operations and loan loss recoveries.

(1) Dividend per share divided by FFO per share-basic



COMPETITOR ANALYSIS
EBITDA/Interest Expense Comparison - 2008

	Interest Expense Coverage
National Health Investors, Inc.	215.48
LTC Properties, Inc.	15.08
Universal Health Trust	8.34
Senior Housing Properties Trust	5.17
Nationwide Health Properties	4.82
Health Care REIT, Inc.	4.41
Omega Health Investors	4.13
Healthcare Realty Trust	3.20
HCP, Inc.	3.20
Ventas, Inc.	3.18
Cogdell Spencer	2.56
Medical Properties Trust	2.48



COMPETITOR ANALYSIS
Debt/Total Capitalization Comparison - 2008

	% Debt/Capital
National Health Investors	0.9%
LTC Properties	7.4%
Senior Housing Properties Trust	29.9%
Universal Health Realty	33.1%
Omega Health Investors	41.0%
Nationwide Health Properties	45.9%
Health Care REIT	47.1%
Medical Properties Trust	50.8%
HCP	53.3%
Healthcare Realty Trust	54.2%
Ventas	59.4%
Cogdell Spencer	71.1%



Reconciliation of Net Income to FFO – Basic

(000's except per share)

	12/31/06	12/31/07	12/31/08
Net income	$ 69,228	$ 96,435	$ 57,510
Elimination of non-cash items in net income:			
Real estate depreciation	7,546	7,868	7,658
Real estate depreciation in discontinued operations	3,261	3,789	39
Gain on partial land sale – continuing operations	-	(42)	-
Gain on dispositions and deconsolidation – disc. operations	(5,814)	(13,138)	-
Basic funds from operations available to common stockholders	$ 74,221	$ 94,912	$ 65,207
Basic funds from operations per share	$ 2.68	$ 3.43	$ 2.35
Shares for basic funds from operations per share	27,744,868	27,703,464	27,706,106



Reconciliation of EBITDA and EBITDA/Interest Expense

(000's)

	12/31/06	12/31/07	12/31/08
Net income	$ 69,228	$ 96,435	$ 57,510
Add: Interest	8,126	4,625	308
Add: Taxes	204	273	647
Add: Depreciation	8,365	8,192	7,888
Add: Amortization	135	75	15
EBITDA	$ 86,058	$ 109,600	$ 66,368
Interest Expense	$ 8,126	$ 4,625	$ 308
EBITDA / Interest Expense	10.6	23.7	215.5



First Quarter Results – Unaudited *(millions)*

	March 31, 2009	March 31, 2008
Revenues	$15.9	$15.3
Expenses	(3.7)	(3.9)
Non-operating income and other	2.8	2.0
Net Income	$15.0 [1]	$13.4

(1) Includes recoveries and other gains of $1.8 million



Investment Strategy

❖ **Enhance exposure in the marketplace**

❖ **Invest in long-term care and senior housing real estate operated by top-tier regional operators**

  ❖ Higher potential for concentrated focus on our assets

  ❖ Establish potential deal pipeline with regional operators, other REIT's, large portfolio liquidation

❖ **Diversify the portfolio with private pay senior housing facilities with a higher priority given to Assisted Living and newer Skilled Nursing Facilities with high potential to attract private pay and Medicare patients**

❖ **Explore other investment opportunities i.e. discounted Mortgage Debt, MOB and HUD bridge lending**



2009 Goals

❖ **Continue to aggressively manage our existing portfolio**

❖ **Invest cash in owned real estate assets and opportunistic discounted mortgage debt**

❖ **Raise new capital by leveraging new investments and existing assets**

❖ **Enhance public exposure through investor relations, media relations, trade organization affiliation, public speaking and initiating Wall Street analyst coverage**



National Health Investors, Inc.

Annual Shareholder Presentation – May 1, 2009

A platform for growth

